UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-05571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RadioShack 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIOSHACK CORPORATION
300 RadioShack Circle
Mail Stop CF5-327
Fort Worth, Texas 76102

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS

At June 30, 2014, and June 30, 2013
and for the Plan Years Ended June 30, 2014, and June 30, 2013

Supplemental Schedule at June 30, 2014

RADIOSHACK 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
RadioShack 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) as of June 30, 2014 and 2013 and the related statements of changes in net assets available for benefits for each of the years then ended.  The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2014 and 2013, and the changes in its net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Whitley Penn LLP

Fort Worth, Texas
December 24, 2014

RADIOSHACK 401(k) PLAN
Statements of Net Assets Available for Benefits

	June 30
	2014	2013
Assets
Investments at fair value
Money market funds	$20,139,650	$21,154,478
Mutual funds	204,493,858	180,486,443
Common stock	3,511,687	11,251,398
Total investments	228,145,195	212,892,319

Receivables
Notes receivable from participants	5,995,965	7,799,718
Employer receivables	233,036	256,411
Total receivables	6,229,001	8,056,129

Non-interest bearing cash	-	75,524

Net assets available for benefits	$234,374,196	$221,023,972

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended June 30,
	2014	2013
Investment income:
Dividends	$2,289,609	$2,678,677
Net appreciation fair value of assets	28,230,515	20,191,587
Total investment income	30,520,124	22,870,264

Participant loan interest	277,858	341,887

Contributions:
Participants	9,038,074	10,341,137
Employer	4,930,876	5,477,404
Total contributions	13,968,950	15,818,541

Deductions:
Benefits paid to participants	(30,966,270)	(26,829,877)
Administrative expenses	(450,438)	(458,290)
Total deductions	(31,416,708)	(27,288,167)

Net increase in net assets available for benefits	13,350,224	11,742,525
Net assets available for benefits at beginning of period	221,023,972	209,281,447
Net assets available for benefits at end of period	$234,374,196	$221,023,972

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of the Plan
The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”). The Plan is an individual account plan with multiple, participant-directed investment options and conforms to and qualifies under Section 401 of the Internal Revenue Code (the “Code”), as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At June 30, 2014 and 2013, there were 2,632 and 2,976 employees of the Company participating in the Plan and 15,121 and 14,616 employees eligible to participate, respectively. The Plan is fully participant directed, and available investments consist of RadioShack common stock, registered investment companies and money market funds.

Administration
The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. The Company’s Board of Directors has appointed Wells Fargo Bank, National Association (“Wells Fargo”) as the Plan’s trustee.

Eligibility
An employee is eligible to participate in the Plan immediately such that an employee’s entry date shall be as soon as practicable following the employment date. For the purpose of Company matching contributions, an employee shall become a participant on the payroll period following the date on which the employee completes one year of service. A “year of service” means a consecutive twelve month period during which he or she completes at least 1,000 hours of service with RadioShack. An “hour of service” is each hour for which one is entitled to be paid by the Company (1) for the performance of duties, (2) due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, or other similar reason, or (3) as back pay either awarded or agreed to by the Company.

Participant Contributions
Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 75%, in increments of 1%, of their annual compensation. During the Plan year ended June 30, 2014, in accordance with the provisions of the Code, participants generally could not elect more than $17,500 in pre-tax contributions during the 2014 calendar year. Participants who were age 50 and over in 2014 were permitted to contribute additional “catch-up” contributions of up to $5,500 during the calendar year.

Participants may direct their contributions into various investment options. Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily, subject to certain restrictions on such changes imposed by the Plan’s investment funds.

Participants are not subject to federal income taxation on their contributions and earnings on Plan investments until withdrawn from the Plan.

Distributions from another qualified plan can be transferred into the Plan. During the Plan years ended June 30, 2014 and 2013, rollover accounts in the amount of $212,603 and $635,124, respectively, were transferred into the Plan and are included in participant contributions on the statements of changes in net assets available for benefits.

Company Contributions
All Company contributions are discretionary and may change or be suspended in future years. Through June 30, 2014, the Company contributed an amount to each participant’s account maintained under the Plan equal to 100% of the participant’s contributions up to 4% of his or her annual compensation. Company contributions are made directly to the Plan, are made in cash, and are invested in accordance with the Plan. See Subsequent Events footnote at Note 6 for change made to Company contributions.

Participant Accounts
Each participant’s account is credited or debited with the participant’s contribution and allocations of (1) the Company’s discretionary matching contribution, and (2) Plan earnings or losses. Allocations are based on the participant’s contribution or number of shares held, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Effective July 1, 2006, active participants own 100% of the balance in their Plan accounts, including their matching account.

Benefits Paid to Participants
Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods summarized as follows:
(a)	Single lump sum payment in cash;
(b)	Part cash and part securities;
(c)	If account balance exceeds $5,000, monthly installments not to exceed ten years; or
(d)	A direct rollover to an eligible retirement plan.

Forfeited Accounts
Forfeited amounts include non-vested accounts of terminated participants (prior to July 1, 2006) as described in the Plan document. Forfeitures are used to reduce employer contributions. A total of $1,260 and $1,700 was forfeited and used to offset employer contributions for the Plan year ended June 30, 2014 and 2013, respectively. At June 30, 2014 and 2013, unallocated forfeited balances were insignificant.

Loans to Participants
The Plan may make a loan to a participant in an amount that is not less than $1,000 and, when added to the outstanding balance of all other loans to the participant under the Plan, does not exceed the lesser of $50,000 or 50% of the value of the participant’s vested account. As of July 1, 2009, participants may not have more than two loans outstanding at any one time, provided however, they may have more than two but not more than four loans outstanding on or after July 1, 2009, if those loans were outstanding on June 30, 2009. Effective June 1, 2013, participants may not have more than one loan outstanding at a time, provided however, they have no more than one loan but no more than four loans if the loans were outstanding on or after October 31, 2009 or two loans outstanding if the loans were outstanding under the Plan on May 31, 2013. Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings. Loans are repaid through authorized payroll deductions. The term of the loan must be at least six months (or multiples thereof) and may not exceed five years. The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee. The determination of these rates is typically based upon the Prime Rate plus one percent (1%) as published in the Wall Street Journal on the first business day of each month. However, the Administrative Committee may, from time to time in its discretion, utilize other standards to set interest rates and change the rates for loans. For the Plan years ended June 30, 2014 and 2013, interest rates on participant loans ranged from 4.25% to 9.25%, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, as well as the right to terminate the Plan, subject in each case to the provisions of ERISA.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefits. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end. There are no significant restrictions on redeeming these securities at NAV. Common stock is valued at its closing market price.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

The net appreciation in fair value of investments includes realized gains and losses on sales during the year and current year changes in unrealized appreciation in fair value of investments held at year end, less investment management fees.

Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board Accounting Standards Codification No. 820, Fair Value Measurements, establishes a framework for measuring fair value. The framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The highest priority, Level 1, is given to unadjusted quoted prices in active markets for identical assets or liabilities. The lowest priority, Level 3, is assigned to unobservable inputs. The three levels are described as follows:

Level 1. Inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 assets within the Plan are valued at the published price in active markets (NYSE, NASDAQ, or the Chicago Board of Trade).

Level 2. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs other than quoted prices that are observable for the asset or liability. At June 30, 2014 and 2013, none of the Plan assets were considered Level 2 investments.

Level 3. Valuation inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. At June 30, 2014 and 2013, none of the Plan assets were considered Level 3 investments.

The calculations described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Below are the Plan’s financial instruments carried at fair value on a recurring basis at June 30, 2014 and 2013.

	June 30, 2014
	Level 1	Total
Money market funds	$20,139,650	$20,139,650

Mutual funds
International funds	11,726,560	11,726,560
Growth funds	68,849,108	68,849,108
Target date funds	88,180,761	88,180,761
Index funds	22,267,619	22,267,619
Fixed income funds	13,469,810	13,469,810

Common stock - RadioShack Corporation	3,511,687	3,511,687

Total investments	$228,145,195	$228,145,195

	June 30, 2013
	Level 1	Total
Money market funds	$21,154,478	$21,154,478

Mutual funds
International funds	10,756,611	10,756,611
Growth funds	63,451,424	63,451,424
Target date funds	78,520,107	78,520,107
Index funds	13,066,233	13,066,233
Fixed income funds	14,692,068	14,692,068

Common stock - RadioShack Corporation	11,251,398	11,251,398

Total investments	$212,892,319	$212,892,319

Concentration, Market and Credit Risk
The Plan provides for investment alternatives in RadioShack stock, registered investment companies and other investment securities. Investments are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies. These investments involve special risks not typically associated with investments in the securities of United States companies. Those risks include currency fluctuation, less reliable information about the issuers of securities, and possibly adverse political and economic developments.

At June 30, 2014 and 2013, approximately 2% and 5% respectively of the investments of the Plan consisted of securities of its sponsor, RadioShack Corporation. On December 23, 2014, the Company’s stock price closed at $0.38. On June 30, 2014, and June 28, 2013, the Company’s stock price closed at $0.99 and $3.16, respectively.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Notes Receivable from Participants
Notes receivable from participant loans are recorded at the unpaid principal balance.

Administrative Expenses
Wells Fargo is responsible for both the management and recordkeeping of the Plan’s assets. Any administrative expenses of the Plan paid directly to Wells Fargo by the Company are not a component of the changes in net assets available for Plan benefits. Administrative expenses paid by participants are summarized in the accompanying statements of changes in net assets available for benefits, and include loan origination, investment trading, and withdrawal processing fees.

3.	Plan Investments
The following table presents the individual investments that exceeded 5% or more of the Plan’s net assets at June 30, 2014 and 2013.

	June 30
	2014	2013
	Fair Value	Fair Value

Harbor Capital Appreciation Fund	$40,525,954	$33,004,219
T. Rowe Price Retirement 2025 Fund	20,893,677	18,337,611
WFA Heritage Money Market Fund	20,139,650	21,154,478
T. Rowe Price Retirement 2020 Fund	16,711,274	15,793,305
Vanguard Institutional Index Fund	14,504,000	12,374,797
PIMCO Total Return Fund	11,968,281	13,850,753
T. Rowe Price Retirement 2030 Fund	11,837,101	*
RadioShack Corporation Common Stock	*	11,251,398

*Investment did not exceed 5% or more of the Plan’s net assets

During the Plan year ended June 30, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $28,230,515 as follows:

	June 30
	2014	2013

Common stock	$(7,627,444)	$(2,200,788)
Registered investment companies	35,857,959	22,392,375
	$28,230,515	$20,191,587

4.	Tax Status of the Plan
The Plan has received a determination letter from the Internal Revenue Service dated September 12, 2013. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Also, the Administrative Committee believes the Plan is currently operating in compliance with the applicable requirements of the Code. Accordingly, employee contributions, employer contributions, and investment earnings of the Plan are not taxable to participants until distributed.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of June 30, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

5.	Related Party/Parties-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer where employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organizations or relatives of such persons.

The Plan makes loans to Plan participants and also invests in shares of a money market fund managed by the recordkeeper; therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in the common stock of the Company. At June 30, 2014 and 2013, the Plan held 3,543,579 and 3,560,569 shares of common stock of the Company. These amounts represented approximately 2% and 5%, respectively, of the Plan’s total investments and approximately 3% of the outstanding common shares of the Company at both dates.

6.	Subsequent Events
Effective September 15, 2014, the RadioShack Common Stock (“Common Stock”) will be frozen and will no longer be an active investment option in the plan. Any existing balances may remain in Common Stock, but no new contributions or transfers into the Common Stock will be allowed. Participants may transfer out of the frozen Common Stock at any time.

On November 26, 2014, Manoj Singh filed a putative class action lawsuit against RadioShack, its Board of Directors, the RadioShack 401(k) Plan Administrative Committee, and related entities and individuals in the United States District Court for the Northern District of Texas, Fort Worth Division, alleging breaches of fiduciary duties under the Employee Retirement Income Security Act (“ERISA”) in connection with the administration of the RadioShack 401(k) Plan and the RadioShack Puerto Rico 1165(e) Plan, specifically with regard to investment by the Plans in RadioShack stock.  On December 5, 2014, Jeffrey Snyder filed a similar lawsuit in the same court and on December 17, 2014, William A. Gerhart filed yet another similar suit in the United States District Court for the Northern District of Texas, Dallas Division.  On December 18, 2014, The Singh Court granted RadioShack’s Unopposed Motion for Extension of Time to Answer or Otherwise Respond to Plaintiff’s Complaint (30 days after the Consolidated Complaint is filed). Singh filed his Motion to Consolidate (the above actions) and Appoint Counsel on December 19, 2014. RadioShack is reviewing the allegations in the Complaints to determine how to proceed.  The outcome of these cases is uncertain and the ultimate resolution of them could have a material adverse effect on RadioShack’s consolidated financial statements in the period in which the resolution is recorded.

The Plan Sponsor received written notification from the Department of Labor (the “DOL”) on November 14, 2014, that the DOL would be conducting an official investigation beginning December 9, 2014,to determine if RadioShack’s 401(k) Plan was operating in compliance with Title I of ERISA. The letter from the DOL indicated that its review would cover Plan years 2011 through the present.  RadioShack provided the documents/information requested in the notification and the DOL conducted on-sight interviews and review of documents on December 15 and 16, 2014. Although the final outcome of the DOL’s inspection cannot be determined as of the date of this report, the Plan Sponsor is working diligently to ensure; 1)that the Plan is operating in compliance with Title I of ERISA and 2) that it satisfies all DOL inquiries in an efficient administratively timely manner.

Effective February 1, 2015, RadioShack will discontinue the discretionary contribution of up to 4% of the participants annual salary.

Schedule 1
RADIOSHACK 401(k) PLAN
Form 5500 Schedule H, line 4i – Schedule of Assets (Held at End of Year)
June 30, 2014
PN 001 - EIN 75-1047710

A
	Description of Investment	Current value
	Registered Investment Companies:
	Harbor Capital Appreciation Fund	$40,525,954
	T. Rowe Price Retirement 2025 Fund	20,893,677
*	WFA Heritage Money Market Fund	20,139,650
	T. Rowe Price Retirement 2020 Fund	16,711,274
	Vanguard Institutional Index Fund	14,504,000
	PIMCO Total Return Fund	11,968,281
	T. Rowe Price Retirement 2030 Fund	11,837,101
	Harbor International Fund	11,274,695
	T. Rowe Price Retirement 2015 Fund	10,218,664
	American Beacon Large Cap Value Fund	10,147,949
	Morgan Stanley Small Company Growth Portfolio	9,889,767
	T. Rowe Price Retirement 2035 Fund	7,870,168
	T. Rowe Price Retirement 2040 Fund	6,395,904
	Vanguard Small Cap Index Fund	5,968,727
	T. Rowe Price Retirement 2045 Fund	4,808,553
	Columbia Small Cap Value Fund II	4,393,885
	Victory Institutional Diversified Stock Fund	3,891,553
	T. Rowe Price Retirement 2010 Fund	2,815,061
	T. Rowe Price Retirement Income Fund	2,677,888
	T. Rowe Price Retirement 2050 Fund	2,471,976
	Vanguard Mid Cap Index Fund	1,794,892
	T. Rowe Price Retirement 2055 Fund	1,480,495
	Pimco Income Fund	1,151,827
	Oppenheimer Developing Mkt	451,865
	Pimco Real Return Fund	349,702
	Total Registered Investment Companies	224,633,508

*	RadioShack Corporation Common Stock (3,543,579 shares)	3,511,687

	Total investments	228,145,195

*	Participant loans (Interest rates range from 4.25%-9.25% with various due dates)	5,995,965
		$234,141,160

*Denotes a party-in-interest to the Plan as defined by ERISA
** Cost not required for participant directed investment

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadioShack 401(k) Plan

Date: December 24, 2014	By	/s/	Justin Johnson
Justin Johnson
Vice-President, Compensation, Benefits, and HR Data

Index to Exhibits

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm – Whitley Penn LLP